                                               Filed pursuant to Rule 424(b)(3)
                                                         SEC File No. 333-43106

                          WINSTAR COMMUNICATIONS, INC.

     $2,000,000,000 OF COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES AND DEPOSITARY SHARES

     By this prospectus, we will offer and sell from time to time our common stock, preferred stock, debt securities or depositary shares. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplements carefully before you invest.

     We expect to use the net proceeds from the sale of shares of common stock, preferred stock, debt securities or depositary shares to fund working capital, capital expenditures, operating losses and other general corporate purposes, including acquisitions and investments.

                              --------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is August 29, 2000




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                                TABLE OF CONTENTS


                                                                          Page
                                                                          -----
About This Prospectus.......................................................3
Where You Can Find More Information.........................................3
Forward-looking Statements..................................................4
Winstar's Business..........................................................5
Risk Factors................................................................5
Ratio of Earnings to Fixed Charges .........................................5
Use of Proceeds.............................................................5
Description of Shelf Securities.............................................6
Plan of Distribution of Shelf Securities...................................19
Description of Certain Other Indebtedness and Stock........................20
Legal Matters..............................................................35
Experts....................................................................35


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                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000 or the equivalent of this amount in foreign currencies.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described below under the heading "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 under the Securities
Act of 1933, as amended, with the SEC. This prospectus is part of that registration statement and does not contain all of the information included in the registration statement. For further information about us and our securities, you may refer to the registration statement and its exhibits and schedules as well as the documents described below. You can review and copy these documents at the public reference facilities maintained by the SEC or on the SEC's website as described below.

      We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth
Street, N.W., Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the offices of the Nasdaq National Market in Washington, D.C.

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

      o Annual Report on Form 10-K, as amended, for the year ended December
        31, 1999;

      o Quarterly Report on Form 10-Q filed May 15, 2000;

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         o Proxy Statement for the Annual Meeting of Stockholders held on June
           28, 2000, filed May 23, 2000;

         o Current Report on Form 8-K filed June 1, 2000;

         o Quarterly Report on Form 10-Q filed August 14, 2000; and

         o The description of our common stock contained in our registration statement on Form 8-A, as amended (File No. 1-10726), under the Exchange Act.

         We will provide any person to whom a prospectus is delivered a copy of any and all of the documents incorporated in this prospectus by reference upon their written or oral request. If you desire any of these documents, please contact us at Winstar Communications, Inc., 685 Third Avenue, New York,
New York, 10017, Attention: Investor Relations, 212-792-9800.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "plans,"
"expects," "believes," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, without limitation:

         o our ability to service our debt or to obtain financing for the buildout of our domestic and international telecommunications networks;

         o our ability to attract and retain a sufficient revenue-generating customer base;

         o competitive pressures in the telecommunications and technology industries;

         o general economic conditions in the markets in which we operate;

         o other risks detailed from time to time in our SEC filings; and

         o those items identified under "Risk Factors" in any prospectus supplement.

         We do not undertake to update or revise our forward-looking statements or risk factors to reflect future events or circumstances.


                                        4







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                               WINSTAR'S BUSINESS


         We provide our customers with broadband services. These services include high-speed Internet and data, Web hosting and design, phone services, Web-based applications, e-commerce, professional services and Office.com(R), a Service From Winstar, the top-ranked online business service for small- and medium-sized businesses. We offer a comprehensive suite of these services across our own end-to-end broadband network in the top 60 markets in the United States.
We also offer services in 12 overseas markets, including Amsterdam, Brussels, Buenos Aires, London and Tokyo.

         We are also rapidly building a widely available broadband network which we believe will enable us to offer broadband services to a majority of the business market in the United States. Our domestic network combines local and long-haul capacity with voice and data switching facilities and is capable of carrying a substantial portion of our customers' communications traffic from point of origin to point of termination.


CORPORATE INFORMATION

         We were incorporated under the laws of the State of Delaware in September 1990. Our principal executive offices are located at 685 Third Avenue, New York, New York 10017 and our telephone number is (212) 792-9800.

                                  RISK FACTORS

         Potential investors are urged to read and consider the risk factors relating to an investment in Winstar set forth in our SEC filings, including our Annual Report on Form 10-K for the year ended December 31, 1999, as amended.

                       RATIO OF EARNINGS TO FIXED CHARGES


         For the ten months ended December 31, 1995, the years ended December
31, 1996, 1997, 1998 and 1999 and the six months ended June 30, 2000, earnings from continuing operations were insufficient to cover fixed charges by approximately $13.3 million, $80.1 million, $240.2 million, $427.0 million, $665.8 million and $357.6 million, respectively.

         For the same periods, earnings from continuing operations were insufficient to cover combined fixed charges and preferred stock dividends by approximately $13.5 million, $80.1 million, $246.1 million, $469.9 million, $727.3 million and $415.3 million, respectively.


                                 USE OF PROCEEDS

         Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of shares of common stock, preferred stock, debt securities or depositary shares will be used to fund working capital, capital expenditures, operating losses and other general corporate purposes, including acquisitions and investments.

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                         DESCRIPTION OF SHELF SECURITIES

         This prospectus is part of a shelf registration statement. Under this shelf registration statement, we may offer from time to time up to $2,000,000,000 of any of the following securities, either separately or in combination with each other:

         o Common stock;

         o Preferred stock;

         o Debt securities, including senior debt, senior subordinated debt and subordinated debt; and

         o Depositary shares.

The following is a general description of each type of security that we may issue and sell.

COMMON STOCK

         We may elect to issue, either separately or together with other securities, shares of our common stock. Under our certificate of incorporation, we are authorized to issue up to 400,000,000 shares of our common stock.

         Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Cumulative voting is not permitted. Subject to preferences of any preferred stock, holders of our common stock are entitled to receive dividends as may be declared by our board of directors. In the event of a liquidation or dissolution, holders of our common stock are entitled to share in all assets remaining after payment of liabilities and liquidation preference of our preferred stock. Holders of our common stock have no preemptive rights. They also have no rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock offered will, when issued, be fully paid and nonassessable.

         Our common stock is listed for trading on the Nasdaq National Market
System under the symbol "WCII."

PREFERRED STOCK

         We may elect to issue a series of preferred stock. Our certificate of incorporation and the Delaware General Corporation Law give our board of directors the authority, without further stockholder action, to issue a maximum of 30,000,000 shares of preferred stock.

         Our board of directors has the authority to create one or more series of preferred stock, to issue shares of preferred stock up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series.

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         The applicable prospectus supplement will describe the terms of any preferred stock being offered, including:

         o the number of shares and designation or title of the shares;

         o any liquidation preference per share;

         o any date of maturity;

         o any redemption, repayment or sinking fund provisions;

         o any dividend rate or rates payable with respect to the shares;

         o any voting rights;

         o the terms and conditions upon which the preferred stock is convertible or exchangeable, if it is convertible or exchangeable;

         o any conditions or restrictions on the creation of indebtedness by us or upon the issuance of any additional stock; and

         o any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

         All shares of preferred stock offered will, when issued, be fully paid and non-assessable. Any shares of preferred stock that are issued will have priority over the common stock with respect to dividend or liquidation rights or both.

DEBT SECURITIES

         We may elect to issue debt securities, either separately or together with, or upon the conversion of or in exchange for, other securities. The debt securities are to be issued in one or more series. Each series of debt securities will be issued pursuant to an indenture, to be entered into by us and a trustee, who will be legally obligated to carry out the terms of the indenture. The name(s) of the trustee(s) will be set forth in the applicable prospectus supplement. We may issue all the debt securities under the same indenture or under separate indentures, as specified in the applicable prospectus supplements.

         We expect that the indentures governing our debt securities will contain a number of fairly standard provisions, which are summarized below. The summary is not complete and particular terms may vary from indenture to indenture or not be included in a specific indenture. Each indenture will be filed as an exhibit to the registration statement of which this prospectus is a part at the time of issuance of the applicable prospectus supplement or will be incorporated by reference into the prospectus supplement. The indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended. You should refer to the applicable indenture for the provisions which may be important to you.

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         General

         We may issue debt securities up to an aggregate principal amount as we may authorize from time to time and as limited by the applicable indenture. The applicable prospectus supplement will describe the terms of any debt securities being offered, including:

         o the designation, aggregate principal amount and authorized denominations;

         o the maturity date;

         o the interest rate, if any, and the method for calculating the interest rate;

         o the interest payment dates and the record dates for the interest payments;

         o any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

         o the places where the principal and interest will be payable;

         o if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

         o whether the debt securities will be issued in the form of global securities, as defined below, or certificates;

         o additional provisions, if any, relating to the defeasance and covenant defeasance of the debt securities;

         o whether the debt securities will be senior debt securities, senior subordinated debt securities or subordinated debt securities and, if senior subordinated debt securities or subordinated debt securities, the subordination provisions and the applicable definition of "senior indebtedness";

         o any applicable material federal tax consequences;

         o the dates on which premium, if any, will be payable;

         o our right, if any, to defer payment of interest and the maximum length of the deferral period;

         o any listing on a securities exchange;

         o if convertible into common stock or preferred stock, the terms on which the debt securities are convertible;

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         o the terms of any guarantee of the payment of principal of, and premium, if any, and interest on debt securities of the series and any corresponding changes to the provisions of the indenture as currently in effect;

         o the terms of the transfer, mortgage, pledge, or assignment as security for the debt securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable, and any corresponding changes to provisions of the indenture as currently in effect;

         o the initial public offering price; and

         o other specific terms.

         We may issue debt securities where the purchase price or amount of principal or premium or interest, if any, payable is denominated in a foreign currency. In that case, the restrictions, elections, general tax considerations, specific terms and other information with respect to the debt securities and the foreign currency will be set forth in the applicable prospectus supplement.

         We will comply with Section 14(e) under the Securities Exchange Act, to the extent applicable, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation we might have to purchase debt securities at the option of the holders. Any obligation applicable to a series of debt securities will be described in the applicable prospectus.

         We may issue debt securities as original issue discount securities to be sold at a substantial discount below their principal amount. Original issue discount securities may include zero coupon securities that do not pay any cash interest for the entire term of the securities. The amount payable to the holder of an original issue discount security upon an acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which principal payments on the debt securities may be accelerated, as well as any material federal income tax and other considerations applicable to original issue discount securities, will be set forth in the applicable prospectus supplement.

         Unless otherwise indicated in the applicable prospectus supplement, the terms of any series of debt securities may differ and we may, without the consent of the holders of any of the debt securities, reopen a previous series of debt securities and issue additional debt securities or establish additional terms for the series.

         Covenants

           Under the indentures, we will be required to:

         o pay the principal, interest and any premium on the debt securities when due;

         o maintain a place of payment;

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        o deliver a report to the trustee(s) at the end of each fiscal year reviewing our obligations under the indentures; and

        o deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

         Any additional covenants will be described in the applicable prospectus supplement.

         Registration, transfer, payment and paying agent

         Unless otherwise indicated in a prospectus supplement, each series of debt securities will be issued in registered form only, without coupons, and will be issued in denominations of $1,000 or any integral multiple.

         Unless otherwise indicated in a prospectus supplement, the principal of the debt securities and any applicable premium or interest will be payable, and debt securities may be surrendered for registration of transfer or exchange, at an office or agency to be maintained by us in the Borough of Manhattan, The City of New York. Payments of interest with respect to any registered security, however, may be made at our option by check mailed to the address of the person entitled to payment or by transfer to an account maintained by the payee with a bank located in the United States. No service charge shall be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection with the exchange or transfer.

         Unless otherwise indicated in the applicable prospectus supplement, we will not be required to:

         o issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business fifteen days before any selection of debt securities of that series of like tenor to be redeemed and ending at the close of business on the day of that selection;

         o register the transfer of or exchange any registered security called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

         o issue, register the transfer of or exchange any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security not to be repaid.

         Ranking

         We will issue debt securities as either senior debt securities, senior subordinated debt securities, or subordinated debt securities. The senior debt securities will be our senior unsubordinated obligations and will rank equally in right of payment with all other unsubordinated indebtedness of ours. The senior subordinated debt securities and subordinated

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debt securities will be our general obligations and will be subordinated in right of payment to all existing and future senior indebtedness. The prospectus supplement will describe the subordination provisions and set forth the definition of senior indebtedness applicable to the senior subordinated debt securities or subordinated debt securities, as the case may be, and the approximate amount of the senior indebtedness outstanding as of a recent date.

         Global debt securities

         The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement.
Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities, a global debt security may not be transferred except as a whole:

         o by the depositary to a nominee of the depositary;

         o by a nominee of the depositary to the depositary or another nominee of the depositary; or

         o by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

         The specific terms of the depositary arrangement with respect to a series of global debt securities will be described in the prospectus supplement.

         Outstanding debt securities

         In determining whether the holders of the requisite principal amount of outstanding debt securities have given any request, demand, authorization, direction, notice, consent or waiver under the relevant indenture, the amount of outstanding debt securities will be calculated based on the following:

         o the portion of the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the portion of the principal amount that could be declared to be due and payable upon a declaration of acceleration pursuant to the terms of the original issue discount security as of the date of the determination;

         o the principal amount of a debt security denominated in a currency other than U.S. dollars shall be the U.S. dollar equivalent of the debt security's principal amount, determined on the date of its original issue; and

         o any debt security owned by us, an affiliate of ours or any obligor shall be deemed not to be outstanding.

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         Redemption and repurchase

         The debt securities may be redeemable at our option, may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase by us at the option of the holders. In each case, the redemption or repurchase will be upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

         Conversion and exchange

         The terms, if any, on which any series of debt securities is convertible into or exchangeable for common stock, preferred stock or other debt securities will be set forth in the applicable prospectus supplement. These terms may include provisions for conversion or exchange, either mandatory, at the option of the holders or at our option.

         Limitation on indebtedness and liens

         The applicable prospectus supplement will specify any prohibitions on the amount of indebtedness, guarantees or other liabilities that we may incur and any prohibitions on our ability to create or assume liens on our property.
Unless otherwise provided in a prospectus supplement, the indentures will not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity. The indentures may contain provisions that would give holders of the debt securities the right to require us to repurchase their debt securities in the event of a takeover, recapitalization or similar restructuring or change in our control.

         Consolidation, merger and sale of assets

         The indentures generally limit our ability to consolidate or merge with another corporation or sell, assign, transfer, lease or otherwise dispose of all or substantially all of our property and assets without protecting the debt holders in an appropriate manner. This protection could include mandatory repayment or requiring the surviving or acquiring corporation to assume all of our responsibilities and liabilities under the indentures.

         Limitation on certain subsidiary stock sales and distributions

         The indentures may limit the ability of our subsidiaries to sell stock to third parties. The indentures also may limit the ability of our subsidiaries to pay dividends or make other distributions or asset transfer to Winstar, as the holding company of the subsidiaries, and to other subsidiaries.

         Limitation on transactions with affiliates


         The indentures may limit our ability to enter into transactions with our subsidiaries and our directors, officers and other affiliates unless the terms of any such transaction are no less favorable than those that could be obtained from third parties and unless such transaction meets other criteria.


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         Events of default

         Unless otherwise specified in the applicable prospectus supplement, each of the following would constitute an event of default, as defined in the indentures, with respect to the debt securities of any series:

         o failure to pay the principal of any debt security of a series when due upon maturity, redemption, repurchase at the option of the holder or otherwise;

         o failure to pay interest on any debt security of a series when due and the default continues for a period of time to be specified in the applicable prospectus supplement;

         o failure to make a deposit of any sinking fund payment when due;

         o the breach of, or our failure to perform, any other covenant or warranty in the indenture, other than a covenant or warranty included solely for the benefit of other series of debt securities. This will only constitute an event of default, however, if the default has not been cured for a period to be specified in the applicable prospectus supplement after notice to us by the applicable trustee(s) or the holders of not less than a fixed percentage in aggregate principal amount of the debt securities of all series issued under the applicable indenture;

         o certain events of bankruptcy, insolvency or reorganization; or

         o any other event of default that may be set forth in the applicable prospectus supplement, including, but not limited to, an event of default based on other debt being accelerated.


         An event of default with respect to one series of debt securities will not necessarily constitute an event of default with respect to any other series of debt securities. Each indenture will provide that the trustee(s) may withhold notice of the occurrence of a default, other than a default in payment of principal or of any applicable premium, interest, or of sinking fund payments, if the trustee(s) considers it in the interest of the holders to do so.


         Each indenture will provide that if an event of default with respect to any series of debt securities shall have occurred and is continuing, either the relevant trustee or the holders of at least a fixed percentage in principal amount of the debt securities then outstanding may declare the principal amount, or in the case of original issue discount securities, such lesser amount as may be specified in the applicable prospectus supplement, of all the debt securities of such series to be due and payable immediately. Under certain conditions, such a declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the debt securities of all series issued under the applicable indenture.

         The applicable prospectus supplement will provide the terms pursuant to which an event of default shall result in acceleration of the payment of principal of senior subordinated debt securities or subordinated debt securities.

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         In the case of a default in the payment of principal or of any applicable premium or interest on any senior subordinated or subordinated debt securities, the applicable trustee, subject to certain limitations and conditions, may institute a judicial proceeding for collection.

         No holder of any debt securities has a right to institute a proceeding with respect to the indenture or any of its remedies unless:

         o the holders of at least a fixed percentage in principal amount of the outstanding debt securities of the series have made written request, and offered reasonable indemnity, to the trustee(s) to institute the proceeding as trustee(s),


         o the trustee(s) has failed to institute the proceeding within a specified period after receipt of the notice, and

         o the trustee(s) has not within the specified period received directions inconsistent with the holders' written request.


Such limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of the principal, interest or premium on the debt security on or after the respective due dates expressed in the debt security.

         During the existence of an event of default under an indenture, the trustee(s) is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default shall occur and be continuing, the trustee(s) is not under any obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders have offered to the trustee(s) reasonable security or indemnity. Subject to certain provisions concerning the rights of the trustee(s), the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee(s), or exercising any trust, or power conferred on the trustee(s).

         Each indenture will provide that the trustee(s) will, within five business days after the occurrence of any default, give notice of the default to the holders of the defaulted debt securities, unless the default shall have been cured or waived. The trustee(s) will be protected, however, in withholding notice if it determines in good faith that withholding the notice was in the interest of the holders, with the exception of defaults in payment of principal or of any applicable interest or premium.

         We are required to provide the trustee(s) with annual statements as to our compliance with all conditions and covenants under the indentures.

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         Modification and waivers

         When authorized by resolutions of our board of directors, and the trustee(s), we may amend, waive or supplement the indentures and the relevant debt securities without the consent of the holders for certain specified purposes, including, among other things:

         o to cure ambiguities, defects or inconsistencies;

         o to provide for the assumption of our obligations in the case of a merger or consolidation;

         o to add to our events of default or our covenants or to make any change that would provide any additional rights or benefits to the holders of the debt securities;

         o to establish the form or terms of debt securities of any series and any related coupons;

         o to add guarantors;

         o to secure the debt securities;

         o to maintain the qualification of the indenture under the Trust
           Indenture Act; or

         o to make any change that does not adversely affect the rights of any holder.

         Other amendments and modifications of the indentures or the relevant debt securities may be made by us and the trustee(s) with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series that is affected, with each series voting as a separate class. We cannot modify or amend the indentures or the relevant debt securities to do any of the following without the consent of the holder of each outstanding debt security that is affected:

         o reduce the principal amount of, or extend the fixed maturity of the debt securities, or alter or waive any redemption, repurchase or sinking fund provisions of the debt securities;

         o reduce the amount of principal of any original issue discount securities that would be due and payable upon an acceleration of its maturity;

         o change the currency in which any debt securities or any premium or accrued interest is payable;

         o reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the indenture or the debt securities;

                                       15





         o impair the right to institute suit for the enforcement of any payment on or with respect to the debt securities;

         o waive a default in payment with respect to the debt securities or any guarantee;

         o reduce the rate or extend the time for payment of interest on the debt securities;

         o adversely affect the ranking of the debt securities of any series;

         o release any guarantor from any of its obligations under its guarantee or the indenture, except in compliance with the terms of the indenture; or

         o solely in the case of a series of senior subordinated debt securities or subordinated debt securities, modify any of the applicable subordination provisions or the applicable definition of senior indebtedness in a manner adverse to any holders.

         The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by us with certain restrictive provisions of the applicable indenture to the extent set forth in the applicable prospectus supplement. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the applicable indenture with respect to debt securities of that series and its consequences, except a default in the payment of the principal of or of any applicable premium or interest on any debt securities of the series or in respect of a covenant or provision which cannot be modified or amended without the consent of a larger fixed percentage.

         Discharge, defeasance and covenant defeasance

         When we establish a series of debt securities, we may provide that the series is subject to the defeasance and discharge provisions of the applicable indenture. If those provisions are made applicable, we may elect to either:

         o defease and be discharged from, subject to some limitations, all of our obligations with respect to those debt securities; or

         o be released from our obligations to comply with specified covenants relating to those debt securities as described in the applicable prospectus supplement.

         To effect a defeasance or covenant defeasance, we must irrevocably deposit in trust with the relevant trustee an amount in any combination of funds or government obligations, which, through the payment of principal and interest in accordance with their terms, will provide money sufficient to make payments on those debt securities and any mandatory sinking fund or analogous payments on those debt securities. We will not be released from any obligations that are specified in the applicable prospectus supplement.

         To establish this trust, we must, among other things, deliver to the relevant trustee an opinion of counsel to the effect that the holders of those debt securities:

                                       16





         o will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance; and

         o will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance, the opinion of counsel must be based upon a ruling of the IRS or a change in applicable U.S. federal income tax law occurring after the date of the applicable indenture.

         If we effect a covenant defeasance with respect to any debt securities, and the debt securities are declared due and payable because of the occurrence of an event of default or with respect to some other breach, the amount of deposit with the relevant trustee may not be sufficient to pay amounts due on the debt securities at the time of any acceleration. However, we would remain liable to make payment of the amounts due at the time of acceleration.

         The applicable prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above.

         Governing law

         The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

         Regarding the trustees

         The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ours, to obtain payment of claims or to realize on certain property received by it in respect of any claims, as security or otherwise. Each trustee is permitted to engage in other transactions with us and our subsidiaries from time to time, provided that if the trustee acquires any conflicting interest, it must either eliminate the conflict upon the occurrence of an event of default under the relevant indenture or resign as trustee.

DEPOSITARY SHARES

         We may elect to issue depositary receipts evidencing depositary shares.
Each depositary share will represent a fraction of a share of common or preferred stock. Shares of common stock and each class or series of preferred stock represented by depositary shares will be deposited under a separate deposit agreement among us, the depositary for the common or preferred stock and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of common or preferred stock represented by the depositary shares evidenced by the depositary receipt, to all the rights and preferences of the common or preferred stock represented by the depositary shares. In the case of shares of preferred stock represented by depositary shares, our board of directors determine the preferences, rights, privileges and restrictions of any class or series of preferred stock, including the dividend rights, voting rights, rights and terms of redemption or conversion, liquidation preferences, the number of shares constituting any such class or series and the

                                       17





designation of such class or series. Immediately following the issuance and delivery of the common or preferred stock to the applicable depositary, we will cause the depositary to issue the depositary receipts on our behalf.

         We expect that the deposit agreements, the depositary shares and the receipts representing depositary shares will contain a number of fairly standard provisions, which are summarized below. The summaries are not complete and particular terms may vary from each issue of depositary shares. Each deposit agreement will be filed as an exhibit to the registration statement of which this prospectus is a part at the time of issuance of the applicable prospectus supplement or will be incorporated by reference into the prospectus supplement.
You should refer to the applicable deposit agreement for the provisions which may be important to you.

         If depositary shares are offered, the applicable prospectus supplement will describe the terms of the depositary shares, the deposit agreement and the depositary receipts, where applicable, including the following:

         o the payment of dividends or other cash distributions to the holders of depositary receipts when dividends or other cash distributions are made with respect to the common or preferred stock;

         o the voting by a holder of depositary shares of the common or preferred stock underlying the depositary shares at any meeting called for that purpose;

         o if applicable, the redemption of depositary shares upon a redemption by us of shares of preferred stock held by the preferred stock depositary;

         o if applicable, the exchange of depositary shares upon an exchange by us of shares of preferred stock held by the preferred stock depositary for debt securities or common stock;

         o if applicable, the conversion of the shares of preferred stock underlying the depositary shares into shares of our common stock, other shares of our preferred stock or our debt securities;

         o the terms upon which the deposit agreement may be amended and terminated;

         o a summary of the fees to be paid by us to the applicable depositary;

         o the terms upon which a depositary may resign or be removed by us; and

         o any other terms of the depositary shares, the deposit agreement and the depositary receipts.

         If a holder of depositary receipts surrenders the depositary receipts at the corporate trust office of the applicable depositary, other than in the case of a previous redemption, conversion or exchange, the holder will be entitled to receive at this office the number of shares of common or preferred stock and any money or other property represented by the depositary shares.
Holders of

                                       18





depositary receipts will be entitled to receive whole and, to the extent provided by the applicable prospectus supplement, fractional shares of the common or preferred stock on the basis of the proportion of the shares represented by each depositary share as specified in the applicable prospectus supplement. Holders of shares of common or preferred stock received in exchange for depositary shares will no longer be entitled to receive depositary shares in exchange for shares of common or preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that is more than the number of depositary shares representing the number of shares of stock to be withdrawn, the depositary will issue the holder a new depositary receipt evidencing the excess number of depositary shares at the same time.

         Prospective purchasers of depositary shares should be aware that special tax, accounting and other considerations may be applicable to depositary shares.

                    PLAN OF DISTRIBUTION OF SHELF SECURITIES


         We may sell the shelf securities in any one or more of the following ways:


         o through underwriters or dealers;

         o directly to a limited number of purchasers or to a single purchaser;
           or

         o through agents.

         A prospectus supplement will set forth the terms of the offering of the shelf securities, including:

         o the name or names of any underwriters and the respective amounts of any securities underwritten or purchased by each of them;

         o the initial public offering price and the proceeds we will receive;

         o any discounts, commissions or concessions allowed or paid to dealers;
           and

         o any securities exchanges on which the securities may be listed.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the shelf securities offered.

         If underwriters are used in the sale of any shelf securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of a series if any are purchased. Any initial public

                                       19





offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

         The shelf securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

         We may authorize underwriters, dealers or agents to solicit offers by institutional investors, such as commercial banks and investment companies, to purchase the shelf securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of the contracts will be set forth in the applicable prospectus supplement.

         Shelf securities other than common stock may be a new issue of securities with no established trading market. Any underwriters to whom these securities are sold by us for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot predict the activity or liquidity of any trading in these securities.

         Stockholders may sell their shares through various arrangements involving mandatorily exchangeable securities, and this prospectus may be delivered in conjunction with those sales.

         Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities
Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of their liabilities. Agents and underwriters may be our customers, engage in transactions with us, or perform services for us in the ordinary course of business.

               DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS AND STOCK

LUCENT FACILITY

         In May 2000, our subsidiary, WVF-I LLC, entered into a new credit facility with Lucent in an aggregate amount of $2.0 billion. This secured facility replaced our former facility with Lucent. Up to $1.0 billion of our new
Lucent facility is available to us at any one time for the purchase of network equipment and related services, of which we had borrowed $248.1 million as of June 30, 2000. The balance will become available as the first $1.0 billion is refinanced or syndicated. We and WCI Capital Corp., our subsidiary and the borrower under the Bank facility described below, are guarantors of this facility. Amounts borrowed under the facility are secured by a pledge of the equity of WVF-I and any additional or substitute borrower thereunder and by a purchase money security interest in the equipment financed under the Lucent facility.

                                       20













         Interest on loans under the Lucent facility accrues at rates based on the prime rate or LIBOR, as the borrower under the Lucent facility may elect, plus an applicable margin. Amounts borrowed under the Lucent facility are to be repaid in equal quarterly installments beginning on March 31, 2005 and ending on the maturity of the facility on December 31, 2006. We are to pay an up front commitment fee equal to a specified percentage of the amount borrowed and an unused facility fee equal to a percentage of the unused available commitment.

         At any time that outstanding loans under the Lucent facility exceed
$500.0 million, Lucent may request that we refinance such loans. If the loans are not refinanced within a specified period after notice is given, among other potential adjustments, the interest rate on the outstanding loans will be increased by a specified percentage per year. Alternatively, after appropriate notice is given, Lucent and its transferees are entitled under certain circumstances to convert the loans outstanding under the Lucent facility into notes of Winstar that will be identical, except for interest rates, to the senior notes due 2010.

         A portion of the proceeds of certain equity offerings by us are required to be utilized to repay outstanding indebtedness under the Lucent facility. The Lucent facility contains customary covenants restricting or limiting our ability to engage in certain activities, including limitations on debt, liens, investments, restricted payments, transactions with affiliates, asset sales and dispositions and changes in corporate existence. At varying times over the term of the Lucent facility, we are required to meet certain financial, operational and network build out tests.

BANK FACILITY

         In May 2000, our subsidiary, WCI Capital Corp., entered into a $1.15 billion revolving credit and term loan agreement with a group of commercial banks and other financial institutions. This Bank facility provides for a $300.0 million revolving credit facility and two term loans aggregating $850.0 million.
We and certain of our subsidiaries are guarantors under the agreement. We have fully drawn down the available loans under the Bank facility and used the proceeds to pay all of the outstanding loans under our former facility with Lucent.

         The Bank facility bears interest at rates based on the prime rate or LIBOR, as the borrower under the Bank facility may elect, plus applicable margins. The revolving line of credit will be reduced beginning on December 31, 2004 and is to be fully paid on March 31, 2007. The term loans are to be repaid in quarterly payments commencing March 31, 2004 and ending on March 31, 2007 in one instance and on September 30, 2007 in the other instance.

         The amounts drawn under the Bank facility are secured by substantially all of our current and future assets and certain of our subsidiaries, excluding assets financed under the Lucent facility described above. The Bank facility contains covenants similar to those governing the Lucent facility described above.

2000 NOTES

         We issued substantially all of our currently outstanding notes in April and June 2000, as part of a plan of refinancing. The refinancing was comprised of the new Lucent facility and the Bank facility discussed above and the following transactions. We undertook the refinancing in



                                       21












order to simplify our financial structure, provide us with additional capital and increase our operational and financial flexibility.

         Exchange offer

         We issued approximately $362.2 million principal amount of our 12-3/4% senior notes due 2010 and approximately $613.9 million principal amount at maturity ($300.8 million initial principal amount) of our senior discount notes due 2010 in exchange for:

         o 100.0% of our outstanding 15% senior subordinated deferred interest notes due 2007;

         o 96.4% of our outstanding 10% senior subordinated notes due
           2008; and

         o 99.9% of our outstanding 11% senior subordinated deferred interest notes due 2008.

         Cash tender offer

         We purchased for an aggregate of $753.3 million in cash:

         o 97.0% of our outstanding 14% senior discount notes due 2005;

         o 100.0% of our outstanding 14 1/2% senior deferred interest notes due 2005;

         o 99.8% of the outstanding 12 1/2% guaranteed senior secured notes due 2004 of our subsidiary, Winstar Equipment Corp.; and

         o 100.0% of the outstanding 12 1/2% guaranteed senior secured notes due 2004 of our subsidiary, Winstar Equipment II Corp.

         Private placement


         We also completed a cash offering of $325.0 million aggregate principal amount of our senior notes due 2008, an additional $168.3 million of our 12-3/4% senior notes due 2010 and (Euro) 200 million aggregate principal amount of our euro-denominated senior notes. The proceeds of this offering, together with additional cash drawn from available funds, were used to partially fund the cash tender offer.


         Series C preferred stock exchange

         As part of the refinancing, we entered into agreements with the holders of 98.7% of our then outstanding Series C preferred stock to provide for the conversion of that stock into our 14- 1/4% senior subordinated deferred interest notes due 2007 and then for the exchange by those holders of such notes for senior notes due 2010 and senior discount notes due 2010. As a result of these transactions, no shares of Series C preferred stock remain outstanding, $172.8 million principal amount of the 14-1/4% senior subordinated deferred interest notes due 2007 was



                                       22










exchanged for $107.2 million principal amount of senior notes and $313.0 million principal amount at maturity of senior discount notes and $2.2 million principal amount of the 14-1/4% senior subordinated deferred interest notes due 2007 remain outstanding.

         Terms of new notes

         Our notes issued in April and June 2000 were issued under indentures between us and United States Trust Company of New York, as trustee. The indentures contain the full legal text of the matters described in this section and other matters. The indentures are subject to and governed by the Trust
Indenture Act of 1939. These notes have identical terms as the notes for which they are being exchanged, except with respect to certain rights and penalties relating to registration under the Securities Act.

         Principal, Maturity and Interest

         Senior notes due 2008. The senior notes due 2008 will mature on April
15, 2008. Interest on these notes will accrue at the annual rate of 12-1/2% and will be payable semiannually in arrears on April 15 and October 15, commencing on October 15, 2000. We will make each interest payment to the holders of record of the senior notes due 2008 on the immediately preceding April 1 and October 1.
We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest on the senior notes due 2008 will accrue from the date of original issuance and will be computed on the basis of a 360-day year comprised of twelve 30- day months.

         12-3/4% senior notes due 2010. The 12-3/4% senior notes due 2010 will mature on April 15, 2010. Interest on these notes will accrue at the annual rate of 12-3/4% and will be payable semiannually in arrears on April 15 and October
15, commencing on October 15, 2000. We will make each interest payment to the holders of record of the 12-3/4% senior notes due 2010 on the immediately preceding April 1 and October 1. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest on the 12-3/4% senior notes due 2010 will accrue from the date of original issuance and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

         Senior discount notes due 2010. The senior discount notes due 2010 will mature on April 15, 2010. No cash interest will accrue on the senior discount notes due 2010 prior to April 15, 2005, although, for U.S. Federal income tax purposes, holders will recognize a significant amount of original issue discount, or an original issue discount as it accrues. Interest on the senior discount notes due 2010 will accrue at the annual rate of 14.75% from April 10, 2000. Cash interest on the senior discount notes due 2010 will be payable semiannually in arrears on April 15 and October 15, commencing October 15, 2005.
We will make each interest payment to the holders of record of the senior discount notes due 2010 on the immediately preceding April 1 and October 1 computed on the basis of a 360-day year of twelve 30-day months.



                                       23










         Euro-denominated notes. The principal, maturity and interest terms of the euro-denominated notes are the same as the 12-3/4% senior notes due 2010.

         Optional redemption

         Senior notes due 2008. The senior notes due 2008 are not redeemable prior to maturity.

         12-3/4% senior notes due 2010, senior discount notes due 2010 and euro-denominated notes. Except as set forth below, we will not be entitled to redeem the 12-3/4% senior notes due 2010, the senior discount notes due 2010 or the euro-denominated notes at our option prior to April 15, 2005. On and after April 15, 2005, we will be entitled at our option to redeem all or a portion of these notes upon not less than 30 nor more than 60 days' notice, at the redemption prices, expressed in percentages of principal amount, or in the case of senior discount notes, in percentages of accreted value on the redemption date, plus accrued interest to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period commencing on April 15 of the years set forth below:



                                              12-3/4% senior notes due
                                             2010 and euro-denominated             Senior discount notes due
Redemption Period                              notes redemption price                2010 redemption price
-----------------                              ----------------------                ---------------------
2005..................................                106.375%                              107.375%
2006..................................                 104.250                              104.917
2007..................................                102.125                               102.458
2008 and thereafter...................                100.000                               100.000

         In addition, before April 15, 2003, we may at our option on one or more occasions redeem the 12-3/4% senior notes due 2010, the senior discount notes due 2010 and the euro- denominated notes (including additional notes of each series, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes of each series (including additional notes of each series, if any) originally issued at a redemption price, expressed as a percentage of principal amount, or in the case of the senior discount notes due 2010, expressed as a percentage of accreted value, of 112.750%, 114.750% and 112.750% for the 12-3/4% senior notes due 2010, the senior discount notes due 2010 and the euro-denominated notes, respectively, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more public equity offerings; provided, however, that

         o at least 65% of the aggregate principal amount of 12-3/4% senior notes due 2010, the senior discount notes due 2010 and the euro-denominated notes (including additional notes of each series, if any) remains outstanding immediately after the occurrence of each such redemption, other than 12-3/4% senior notes due 2010, the senior discount notes due 2010 and the euro-denominated notes held, directly or indirectly, by us or our affiliates; and

         o each redemption occurs within 90 days after the closing date of the related public equity offering.

         Selection and notice of redemption

         If we are redeeming less than all of the 12-3/4% senior notes due 2010, senior discount notes due 2010 or euro-denominated notes at any time, the applicable trustee will select 12-3/4% senior notes due 2010, senior discount notes due 2010 or euro-denominated notes, as the case may be, on a pro rata basis, by lot or by such other method as that trustee, in its sole discretion, shall deem to be fair and appropriate.

         We will redeem notes of $1,000 (or 'E'1,000 in the case of the euro-denominated notes) or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

         If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount to be redeemed. We will issue a note in principal amount equal to the unredeemed portion of the original note in the name of the holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

         No mandatory redemption


         We are not required to make any mandatory redemption or sinking fund payments with respect to the notes issued in April 2000 and June 2000. However, under certain circumstances, we may be required to offer to purchase the notes.


         Ranking


         Senior Indebtedness versus new notes. The indebtedness evidenced by the outstanding notes issued in April 2000 and June 2000 will rank pari passu in right of payment to one another and to all of our senior indebtedness, including any 14% senior discount notes due 2005 not tendered in the tender offer and our guaranty of $323,000 principal amount of Winstar Equipment Corp.'s notes that remain outstanding. As of June 30, 2000, our senior indebtedness was approximately $2,773.9 million, of which $1,150.3 million was secured.



         The notes issued in April 2000 and June 2000 are our unsecured obligations. Secured debt and other secured obligations incurred by us from time to time, including obligations with respect to the Lucent facility and the Bank facility will be effectively senior to the outstanding notes to the extent of the value of the assets securing such debt or other obligations.



         Liabilities of subsidiaries versus new notes. We are a holding company. Substantially all our operations are conducted through our subsidiaries. Claims of creditors of our subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by our subsidiaries, and claims of preferred stockholders of our subsidiaries generally will have priority with respect to the assets and earnings of our subsidiaries over the claims of our creditors, including holders of the outstanding notes. Accordingly, the notes issued on April 2000 and June

2000 will be effectively subordinated to creditors, including trade creditors, and preferred stockholders, if any, of our subsidiaries.

         At June 30, 2000, our subsidiaries had approximately $2,208.6 million of liabilities (excluding intercompany payables to us and each other), including $1,728.1 million of indebtedness. Although the indentures governing the notes issued in April 2000 and June 2000 limit the incurrence of indebtedness and preferred stock of certain of our subsidiaries, such limitations are subject to a number of significant qualifications. Moreover, the indentures do not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered indebtedness under the indentures.



COVENANTS

         The indentures and agreements governing our outstanding notes, Lucent facility and Bank facility contain covenants that limit our ability to, among other things:


         o incur additional indebtedness;

         o create liens;

         o engage in sale-leaseback transactions;

         o pay dividends or make distributions in respect of our capital stock;

         o redeem capital stock;

         o make various types of investments and other restricted payments;

         o sell assets;

         o issue or sell stock of our restricted subsidiaries; and

         o enter into transactions with stockholders or affiliates or effect a consolidation or merger.

         These covenants are subject to important exceptions and qualifications, which are described in detail in the indentures.




DEFAULTS


         Each of the following would constitute an event of default under one or more of our outstanding series of notes, Lucent facility and/or Banking facility:

         o a default in the payment of interest when due and continued for a proscribed period of time;

         o a default in the payment when due at its stated maturity, upon optional redemption, upon required purchase, upon declaration or otherwise;


         o the failure by us to comply with our obligations respecting merger and consolidation transactions;

         o certain events of bankruptcy, insolvency or reorganization of ours or to certain of our subsidiaries;


         o indebtedness of us or certain of our subsidiaries that is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such indebtedness unpaid or accelerated exceeds certain proscribed amounts;

         o any judgment or decree for the payment of money in excess of certain proscribed amounts is entered against us or to certain of our subsidiaries, remains outstanding for a proscribed period of consecutive days following such judgment and is not discharged, waived or stayed; or

         o the failure by us to comply within a proscribed period of time after notice with any of our obligations with respect to change of control events (other than a failure to purchase the outstanding notes) or with respect to various other covenants.





OTHER FINANCINGS

         Equipment lease financings and credit lines


         Our subsidiaries have entered into certain other financing arrangements and capital leases of equipment, including fiber. As of June 30, 2000, we owed an aggregate of $291.0 million under these financing arrangements.


         Debt placements

         Between October 1995 and March 1998, we issued various series of notes, most of which were reacquired and canceled in the cash tender offer and the exchange offer described above. Such notes that remain outstanding are $8.7 million principal amount at maturity of our 14% senior discount notes due 2005, $7.2 million principal amount of our 10% senior subordinated notes due 2008, $323,000 principal amount of 12-1/2% guaranteed senior secured notes due 2004 issued by our subsidiary, Winstar Equipment Corp., and guaranteed by us and $28,000 principal amount of our 11% senior subordinated deferred interest notes due 2008. As a result of the consent solicitations made in connection with the cash tender offer and the exchange offer, the indentures governing these remaining notes were amended to eliminate most of the restrictive covenants and certain default provisions.

         There also remain outstanding $2.2 million principal amount of our 14-1/4% senior subordinated deferred interest notes due 2007 which were not exchanged for senior notes due 2010 and senior discount notes due 2010 in the Series C preferred stock exchange transaction. In connection with that transaction, the indenture governing these notes was amended to eliminate most of the restrictive covenants and certain default provisions.

COMMON STOCK

         Our authorized capital stock includes 400,000,000 shares of common stock, par value $.01 per share. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Although we do not currently intend to pay any cash dividends, holders of our common stock are entitled to receive dividends as may be declared by our board of directors. In the event of a liquidation or dissolution, holders of common stock are entitled to share in all assets remaining after payment of liabilities and liquidation preference of our preferred stock.

         Holders of our common stock have no preemptive rights. They also have no rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

         Our certificate of incorporation:

         o provides for a board of directors divided into three classes. Each class generally serves for a term of three years with only one class of directors being elected in each year.

         o provides that directors may be removed with or without cause. Directors may be removed only by an affirmative vote of the holders of at least a majority of our capital stock.

         o requires an affirmative vote of the holders of at least two-thirds of our capital stock to alter, amend or repeal the provisions of our certificate of incorporation relating to specified matters.

         Nominations for our board of directors may be made by our board or by any holder of common stock. A stockholder entitled to vote for the election of directors may nominate a person for election as director only if the stockholder provides written notice of his intent to make a nomination to our Secretary not later than sixty days in advance of the meeting. Our certificate of incorporation and by-laws do not provide for cumulative voting rights. This means that holders of a majority of our capital stock who vote in the election of directors can elect all of the directors and, in such event, the holders of the remaining shares will not be able to elect any of our directors. A special meeting of our stockholders may be called at the request of the holders of at least 10% of our outstanding capital stock entitled to vote generally in all matters.

         Common stock dividend

         In February 2000, we declared a three-for-two stock split, effected in the form of a 50% common stock dividend. The common stock dividend was distributed on March 2, 2000 to



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holders of record as of the close of business on February 16, 2000. The information in this prospectus gives effect to the common stock dividend.

PREFERRED STOCK

         Our certificate of incorporation and the Delaware General Corporation Law gives our board of directors the authority, without stockholder approval, to issue up to 30,000,000 shares of preferred stock. Our board of directors has the authority to fix the following terms with respect to shares of any series of preferred stock:

         o the designation;

         o the number of shares;

         o the dividend rate or rates payable with respect to the shares;

         o the redemption price or prices, if any, and the terms and conditions of any redemption;

         o the voting rights;

         o any sinking fund provisions for the redemption or purchase of the shares;

         o the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable; and

         o any other relative rights, preferences and limitations pertaining to the series.

         Series A preferred stock

         In February 1997, we sold in a private placement an aggregate of 4,000,000 shares of our Series A preferred stock. Each share of Series A preferred stock has a stated value of $25. Each share entitles the holder to receive dividends from us at a rate per year equal to 6% of the stated value. Dividends accrue and are cumulative from the date of issuance and are payable in arrears on March 31, June 30, September 30 and December 31 of each year. We may, at our election, pay dividends in cash or through the issuance of additional shares of Series A preferred stock.

         The shares of Series A preferred stock are convertible into the number of shares of our common stock equal to the aggregate stated value of the Series A preferred stock being converted by $16.67, subject to adjustment. On February 11, 2002, any shares of Series A preferred stock still outstanding will be automatically converted into shares of our common stock. We may, however, elect to pay cash instead, in an amount equal to the stated value plus all accrued and unpaid dividends.


         The Series A preferred stock ranks senior to our common stock and junior to any other series of our outstanding preferred stock. As of June 30, 2000, there were 4,519,573 shares of Series A preferred stock outstanding.




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         Series B preferred stock

         We have a rights agreement under which the holders of our common stock received, as a dividend, preferred stock purchase rights at the rate of one right for each share of our common stock held as of the close of business on July 14, 1997. One right will also attach to each share of our common stock issued after that date. Currently, the rights are not separate from our common stock and are not exercisable. The rights will only separate from our common stock and become exercisable if a person or group acquires 10% or more of our outstanding voting stock, or a person launches a tender or exchange offer that would result in ownership of 10% or more of our outstanding voting stock.

         Each right that is not owned by an acquiring person entitles the holder to buy one one- thousandth of one share of our Series B preferred stock. The rights agreement provides that each right entitles the holder to purchase, for $225, units of Series B preferred stock with a market value of $450. However, if we are involved in a business combination in which we are not the surviving entity, or sell 50% or more of our assets or earning power to another person, then the rights agreement provides that each right entitles the holder to purchase, for $225, shares of the common stock of the acquiring person's ultimate parent having a market value of $450.

         At any time, until ten days following the date on which a person acquires 10% or more of our voting stock, we may redeem all, but not less than all, of the rights for $0.0001 per right. The rights expire in July 2002. The Series B preferred stock will have dividend and liquidation preferences over our common stock, but will be junior to any other series of our preferred stock.

         Series D preferred stock

         On March 17, 1998, we sold an aggregate of $200.0 million of our Series D preferred stock in a private placement.

         Dividends at the rate of 7% per year on the Series D preferred stock are cumulative from the date of issuance and are payable quarterly in arrears on each March 15, June 15, September 15 and December 15 of each year, commencing September 15, 1998. Dividends shall be payable, at our option, in cash, or through the issuance of shares of our common stock.

         Holders of the Series D preferred stock have the option to convert their shares of Series D preferred stock at any time after the issue date into shares of our common stock at a rate of 1.5119 shares of our common stock for each share of Series D preferred stock. This is equivalent to a conversion price of $33.07 for each share of our common stock.

         The Series D preferred stock ranks:

         o senior to all existing and future capital stock that is junior to our Series D preferred stock, including our Series A and Series E preferred stock;

         o equal with our Series F and Series G preferred stock and all future capital stock that is specifically designated by our board of directors as ranking equally with our Series D preferred stock;



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






         o junior to all future capital stock specifically designated by our board of directors as being senior to our Series D preferred stock; and

         o junior to all of our indebtedness and that of our subsidiaries.

         The Series D preferred stock is not redeemable prior to March 20, 2001. On or after that date, the Series D preferred stock will be redeemable at our option. The Series D preferred stock is subject to mandatory redemption on March 15, 2010, at a redemption price of $50.00 per share, plus accrued and unpaid dividends, if any. Upon the occurrence of a change in control, as defined in the certificate of designations governing the Series D preferred stock, we will be obligated to adjust the conversion price as provided in the certificate of designations.

         Series E preferred stock

         In connection with an acquisition we consummated in August 1998, we issued an aggregate of 75,100 shares of our Series E preferred stock. The Series E preferred stock is non- voting, non-redeemable and does not earn dividends. Each share of Series E preferred stock has a liquidation preference of $59.93 per share. The Series E preferred stock is junior in right to receive distributions in liquidation to all other currently existing preferred stock and any other class of preferred stock authorized in the future unless such new class is expressly made junior or equal to the Series E preferred stock. The holders of the Series E preferred stock may convert their stock into shares of our common stock at the rate of three shares of common stock for two shares of Series E preferred stock at any time and we may require them to do so upon the occurrence of certain conditions.

         Series F preferred stock

         On June 17, 1999, we and a subsidiary of ours sold an aggregate of 300,000 shares of Series F preferred stock for an aggregate purchase price of $300.0 million, less customary discounts and expenses.

         Each share of Series F preferred stock has a liquidation preference of $1,000 and entitles the holder to receive dividends at an annual rate of 7-1/4%, or $72.50, per share. Dividends are payable quarterly on March 15, June 15, September 15 and December 15 of each year to the record holders of the Series F preferred stock as of the close of business on the business day next preceding the date of such dividend payment.

         We have the option to pay dividends in either cash or through the issuance of shares of our common stock. Dividends paid in shares of our common stock will be calculated by dividing the dollar amount of the dividend by 97% of the closing bid price of our common stock on Nasdaq on the fourth trading day prior to the dividend payment date.

         Each share of Series F preferred stock is convertible into shares of our common stock at a conversion rate of 24.2087 shares for each share of Series F preferred stock converted, equivalent to a conversion price of $41.31 per share. We will have the option to convert all of the shares of the Series F preferred stock into common stock if, on or after June 24, 2002, the closing price of



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our common stock on Nasdaq has equaled or exceeded 130% of the conversion price for at least 20 out of 30 prior consecutive trading days.

         The Series F preferred stock is not redeemable by us prior to June 24, 2002. Thereafter, each share of Series F preferred stock will be redeemable at certain prices, at our option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address.

         The Series F preferred stock ranks:

         o senior to our common stock and our Series A and Series E preferred stock;

         o senior to each class of capital stock which we may create that does not expressly rank senior to, or with the same priority as, our Series F preferred stock;

         o equal with our Series D and Series G preferred stock;

         o equal with each class of capital stock which we may create that expressly provides that it ranks equally with our Series F preferred stock; and

         o junior to each class of capital stock which we may create that expressly provides that it ranks senior to our Series F preferred stock.

         We may not create or increase the amount of any class or series of capital stock that ranks senior to the Series F preferred stock without the consent of the holders of at least 66-2/3% of the Series F preferred stock. However, we may create or increase the amount of any class of stock that ranks with the same priority as, or junior to, the Series F preferred stock.

         Series G preferred stock

         On February 1, 2000, we and one of our wholly-owned subsidiaries, Winstar Credit Corp., sold an aggregate of 900,000 shares of our Series G preferred stock in a private placement for an aggregate purchase price of $900.0 million. The shares were purchased by Credit Suisse First Boston Equity Partners, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., Microsoft and certain other purchasers.

         The Series G preferred stock, which votes on an as-converted basis with our common stock, currently represents ownership of approximately 19.3% of our outstanding common shares, 18.1% of our outstanding voting shares, and approximately 13.0% of our fully diluted common shares on a pro forma basis as of December 31, 1999.

         If any cash dividends are paid on our common stock, the holders of our Series G preferred stock will be entitled to receive such cash dividends on an as-converted basis. In addition, the Series G preferred stock pays cumulative dividends at a rate equal to the excess, if any, of 5.75% per year on its liquidation preference over the amount of any regular cash dividends per share of Series G preferred stock that have been paid during the applicable dividend period on our common stock.



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         Such dividends will be payable quarterly in arrears on each March 15,
June 15, September 15 and December 15 of each year to the record holders of the Series G preferred stock as of each March 1, June 1, September 1 and December 1. If we do not pay such dividends in cash, the amount of such dividends will be added to the liquidation preference of the Series G preferred stock.

         Each share of Series G preferred stock is convertible, at the option of the holder, into shares of our common stock at a conversion price of $45.00 per share, subject to certain adjustments. We will have the option to convert all of the shares of Series G preferred stock into common stock at the conversion price if, on any date after the third anniversary of the date of issuance of the Series G preferred stock, the volume-weighted average trading price of our common stock on Nasdaq for the 20 consecutive trading days immediately prior to such date is at least equal to 155% of the conversion price on such date.

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of our operations before any payment or distribution of our assets are made to the holders of any securities ranking junior to the Series G preferred stock, holders of Series G preferred stock will be entitled to receive an amount per share equal to the greater of:

         o the accreted value of the Series G preferred stock on such date, plus all dividends accrued to such date, whether or not earned or declared, since the end of the previous dividend period; and

         o the amount that would have been payable on the number of shares of common stock into which a share of Series G preferred stock was convertible immediately prior to such date.

Holders of Series G preferred stock will not be entitled to any further payment. If our assets that are distributable among the holders of Series G preferred stock are insufficient to pay in full the preferential amount and liquidating payments on any securities ranking equally with the Series G preferred stock, then such assets will be distributed among the holders of Series G preferred stock and any such equally ranked securities ratably in accordance with the respective amounts that would be payable if all amounts payable thereon were paid in full.

         With respect to dividend rights and rights on liquidation, dissolution and winding up, the Series G preferred stock ranks:

         o senior to our common stock and our Series A and Series E preferred stock;

         o senior to each class of capital stock which we may create that does not expressly rank senior to, or equally with, our Series G preferred stock;

         o equal with our Series D and Series F preferred stock;

         o equal with each class of capital stock which we may create that expressly provides that it ranks equally with our Series G preferred stock; and



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         o junior to each class of capital stock that we may create that expressly provides that it ranks senior to our Series G preferred stock.

         We may not issue any securities that are senior to the Series G preferred stock without the consent of the holders of a majority of the outstanding Series G preferred stock.

         On April 1, 2010, we will be required to redeem all of the outstanding shares of Series G preferred stock. The redemption price per share will be equal to the greater of the accreted value of the Series G preferred stock on such date, plus all dividends accrued to such date whether or not earned or declared, since the most recent dividend payment date and the volume-weighted average trading price per share of our common stock on Nasdaq for the 20 consecutive trading days immediately prior to April 1, 2010 multiplied by the number of shares of common stock into which the Series G preferred stock is convertible on such date. We have the option to pay the redemption price in cash or in shares of common stock. If we elect to pay the redemption price, in whole or in part, in shares of common stock, such shares will be valued at 97% of the volume-weighted average trading price per share of our common stock on Nasdaq for the 20 consecutive trading days immediately prior to April 1, 2010. If we elect to pay the redemption price in shares of common stock, we have agreed to use our best efforts to register such shares under the Securities Act of 1933 prior to the delivery of such shares.

         In the event of a change of control of Winstar, we will make an offer to purchase all outstanding shares of Series G preferred stock at a purchase price ranging from 102% to 105% of the accreted value per share on such date, plus all dividends accrued to such date, whether or not earned or declared, since the end of the previous dividend period. We have the option to pay the change of control amount in cash or shares of common stock. If we elect to pay the applicable change of control amount in shares of common stock, such shares will be valued at the volume- weighted average trading price per share of our common stock on Nasdaq for the 20 consecutive trading days immediately prior to the date the change of control amount is paid. We have agreed to use our best efforts to register such shares prior to the delivery of such shares.

         Each holder of Series G preferred stock will be entitled to vote on all matters and will be entitled to that number of votes equal to the number of shares of common stock into which such holder's shares of Series G preferred stock could be converted on the record date for the determination of stockholders entitled to vote on such matter or, if no such record date is established, on the date such vote is taken or any written consent of shareholders is solicited. In addition, so long as any of the Series G preferred stock is outstanding, the affirmative vote of the holders of a majority of the outstanding shares of Series G preferred stock, voting together as a single class, will be necessary to:

         o amend, alter or repeal any provision of our certificate of incorporation or by-laws so as to adversely affect the Series G preferred stock;

         o issue any additional Series G preferred stock or create, authorize or issue any capital stock that ranks senior, whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise, to the Series G preferred stock; or



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         o redeem for cash any junior securities, subject to certain exemptions.

REGISTRAR AND TRANSFER AGENT

         Continental Stock Transfer & Trust Company is the registrar and transfer agent for our common stock and our Series A, Series D and Series F preferred stock. Continental is located at 2 Broadway, New York, New York 10004.

                                  LEGAL MATTERS

         The validity of the securities offered will be passed on for us by our counsel, Graubard Mollen & Miller, New York, New York. Certain partners and employees of Graubard Mollen & Miller own shares of our common stock.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 incorporated by reference into this prospectus, have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon.





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